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FORM 12b-25	SEC FILE NUMBER 000-54417
NOTIFICATION OF LATE FILING	CUSIP NUMBER 2915Y203

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Empeiria Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

142 W. 57th Street, 12th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10019

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Empeiria Acquisition Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2012 within the prescribed period because the Company needs additional time to finalize the Company's financial statements as a result of the Company’s merger with Integrated Drilling Equipment Company Holdings Inc. (“IDE”) that was completed on December 14, 2012.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

N. Michael Dion	(281)	465-9393
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s reverse merger with IDE, the financial statements of the Company prior to the merger will be disregarded. The Company’s Form 10-K pursuant to Securities and Exchange Commission and accounting rules will include the financial statements of IDE, the acquired company. As a result, the Company’s results of operations will be significantly different from those disclosed in its Form 10-K for the year ended December 31, 2011.

Empeiria Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2013	By:	/s/ N. Michael Dion
N. Michael Dion Chief Financial Officer